Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Casey’s General Stores Inc (CASY)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Casey’s General Stores Inc (CASY)
Vote Yes: Item #5 - Stockholder Proposal Regarding Greenhouse Gas Emissions

Annual Meeting: August 28, 2024

CONTACT: Parker Caswell | pcaswell@asyousow.org

SUMMARY

To achieve the Paris Agreement’s goal of limiting global warming to 1.5°C, and thereby avoid the worst economic consequences of climate change, companies must reach Net Zero emissions by 2050. Already, the negative effects of climate change are being felt by consumers and companies, with costs to the global economy expected to reach between $19 and $59 trillion dollars a year by 2040.1

Casey’s General Stores Inc is the third largest convenience retailer in the United States, with more than 2,500 stores spread throughout 16 U.S. States.2 Road transportation and food, which account for over a third of global greenhouse gas (“GHG”) emissions,3 make up a significant proportion of Casey’s GHG emissions.4

While Casey’s reports its Scope 1 and 2 emissions and has announced plans to disclose its most material Scope 3 emissions in 2024,5 it has not disclosed how it intends to address the Company’s exposure to climate-related risk factors. Setting GHG reduction targets and developing a climate transition plan will mitigate the Company’s exposure to material, climate-related finical risk and reduce the Company’s contribution to climate change.

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1 https://www.nature.com/articles/s41586-024-07219-0#citeas

2 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/2023/sustainability-report-2023.pdf p.3

3 https://www.ul.com/resources/food-and-beverage-industry-scope-3-emissions-reporting#:~:text=The%20food%20and%20beverage%20industry,external%20stakeholders%20are%20on%20board; https://ourworldindata.org/co2-emissions-from-transport#

4 https://www.sec.gov/Archives/edgar/data/726958/000072695824000046/casy-20240430.htm p.8

5 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/2023/sustainability-report-2023.pdf p.42

2024 Proxy Memo Casey’s General Stores Inc | Greenhouse Gas Emissions

Casey’s faces intense competition in all its key product categories,6 making performance against peers a key factor for success. Yet, unlike its peers, Casey’s does not have a transition plan to address its climate-related risks or reduce its enterprise and value chain emissions. Prepared food companies including YUM! Brands Inc and McDonald’s Corp have ambitious decarbonization plans backed by externally validated, science-based targets. Additionally, other major retailers that sell gas and diesel such as The Kroger Co and Seven & i Holdings Co (7-Eleven convenience stores) have established initial GHG reduction targets.

Climate transition plan adoption continues to be a top priority for shareholders. To ensure that Casey’s is identifying and mitigating climate-related risk and reducing its contribution to climate change, As You Sow brought a similar proposal last year which received 32.5% support. The Company has nevertheless failed to disclose how it intends to reduce its full scope of value chain emissions in alignment with the Paris Agreement's 1.5°C goal.

THE RESOLUTION

BE IT RESOLVED: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how Casey’s intends to reduce its full value chain greenhouse gas emissions in alignment with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

SUPPORTING STATEMENT: Proponents recommend, at Company discretion, the report include:

•	A timeline for setting Net Zero by 2050 targets for the Company’s full value chain GHG emissions and interim 1.5°C emissions reduction goals; and
•	Annual progress towards meeting emissions reduction goals.

RATIONALE FOR A YES VOTE

1.	Casey’s is exposed to material, climate-related financial risk.

2.	Casey’s does not disclose how it plans to reduce its full value-chain GHG emissions in alignment with the Paris Agreement’s 1.5°C goal.

3.	Casey’s lags peers in Paris-aligned target-setting.

DISCUSSION

1. Casey’s is exposed to material, climate-related financial risk.

Operational Risk

In its most recent annual report Casey’s identifies gas and diesel (petroleum-based fuel products) and prepared foods, including handmade pizza, as its core products.7 Both product classes are at increasing risk as the planet warms. Failure to mitigate climate-related risk to either or both offerings could pose a substantial risk to Casey’s business.

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6 https://www.sec.gov/Archives/edgar/data/726958/000072695824000046/casy-20240430.htm p.8

7 https://www.sec.gov/Archives/edgar/data/726958/000072695824000046/casy-20240430.htm# p.5

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2024 Proxy Memo Casey’s General Stores Inc | Greenhouse Gas Emissions

Gas and diesel are the Company’s largest revenue product, representing over 64% of Casey’s total revenue in fiscal year 2024.8 Casey’s acknowledges that “developments related to fuel efficiency, fuel conservation practices, climate change, and changing consumer preferences” may negatively impact this essential segment of its business, but the Company has not taken significant steps to mitigate this risk. Although Casey’s reports on its efforts to add electric vehicle (“EV”) charging stations to its stores, the Company has only installed EV charging stations at approximately 1% of its locations.9 The Company reports that its EV charger instillation strategy is driven by localized demand,10 but does not disclose information about whether it has considered likely future scenarios for EV adoption and reduced gasoline usage, and what role EV charging will play in its revenue models based on various climate-related transition scenarios. The International Energy Agency (IEA) reports that EV demand is expected to grow 20% between 2023 and 2024 alone,11 with long-term forecasts indicating as much as 800% growth between 2021 and 2030.12 Casey’s has not disclosed any planning regarding these changing market patterns, and investors deserve information about the Company’s efforts to assess and mitigate the serious risks associated with changing consumer demands for fuel.

By releasing a comprehensive plan for how the Company plans to align its operations with a science-based decarbonization pathway, the Company could mitigate the risk posed by these changing market forces and provide shareholders with a vision for long term profitably. Such a plan should highlight viable options to mitigate risk posed by decreasing gasoline demand and outline the necessary actions and timelines to insulate the Company from the uncertainty surrounding its largest source of revenue.

Casey’s is also vulnerable with regard to food sales – its second largest revenue stream. The increasing severity and frequency of climate-related heat and drought events has already been linked to negative impacts on crop yields,13,14 a growing threat to the agricultural sector in the coming decades.15 Casey’s is clear that its high-margin, prepared food offerings are essential to the success of its overall business.16 The ability to remain successful in this product category is dependent on the availability, reliability, and cost of ingredients such as meat, cheese, and grain. These commodities in turn rely on consistent access to water, a stable climate, and a complex and distributed international agricultural supply chain. By disclosing a plan to mitigate these climate-related risks, Casey’s can more clearly identify which segments of its operations and supply chain are most vulnerable to the impacts of a changing climate, and develop viable and sustainable alternatives to address them.

Although Casey’s does not disclose its Scope 3 GHG emissions, it is very likely that emissions from the sale of its core prepared food products, and its customer use of fuel, are the Company’s largest sources of emissions. Ceres identifies Casey’s as one of the 50 highest-emitting food companies in the U.S., further illustrating the importance of decarbonizing Casey’s operations and supply chain. Setting science-aligned GHG reduction targets should be seen as an essential part of Casey’s efforts to reduce its exposure to climate related risk.

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8 https://www.sec.gov/Archives/edgar/data/726958/000072695824000046/casy-20240430.htm# p.6

9 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/2023/sustainability-report-2023.pdf p.53

10 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/2023/sustainability-report-2023.pdf p.43

11 https://www.iea.org/reports/global-ev-outlook-2024/trends-in-electric-cars

12 https://evadoption.com/ev-sales/ev-sales-forecasts/

13 https://www.nature.com/articles/s41598-023-29378-2

14 https://e360.yale.edu/features/how-climate-change-is-disrupting-the-global-supply-chain

15 https://yaleclimateconnections.org/2022/09/ags-challenging-future-in-a-changing-climate/

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2024 Proxy Memo Casey’s General Stores Inc | Greenhouse Gas Emissions

Reputational Risk

Consumers are increasingly climate-conscious, and investors increasingly seek ambitious GHG emissions reduction strategies.17 Casey’s lack of Scope 3 emission disclosures and its failure to develop a viable plan for decarbonization, positions the Company as a clear sustainability laggard and risks damaging the Company’s reputation and brand image, negatively impacting consumer sentiment, and risking decreased sales and stunted financial performance.

In its most recent annual report, Casey’s notes that its stores face intense competition in each of the Company’s key product categories.18 Companies who are perceived as having weaker sustainability commitments are at a distinct competitive disadvantage based on key consumer groups’ sustainability preferences.19 To avoid the risks of being viewed as a sustainability laggard, Casey’s should disclose its intent to reduce its full value-chain emissions in alignment with the goals of the Paris Agreement.

2. Casey’s does not disclose how it plans to reduce its full value-chain GHG emissions in alignment with the Paris Agreement’s 1.5°C goal.

Casey’s current disclosures do not provide shareholders with the information necessary to evaluate the Company’s exposure to climate risk or to determine how the Company plans to reduce its emissions in alignment with the Paris Agreement’s 1.5°C goal. Although Casey’s notes that certain Scope 3 emissions will be disclosed in 2024, shareholders are currently in the dark regarding Casey’s overall emissions profile and its exposure to material climate-related finical risks.20

Most notably, Casey’s has not disclosed definitive plans regarding the Company’s ability to align its full value-chain emissions with the Paris Agreement’s 1.5°C goal. While proponents are supportive of Casey’s selection of operational goals and initial sustainability efforts, such as the Company’s installation of solar panels and EV charging stations at select locations, these patchwork measures are insufficient to satisfy the proposal’s request for information about Casey’s overall GHG emissions reduction strategy.

Investors seek actionable information about how the Company plans to reduce its exposure to climate-related finical risks and take advantage of the opportunities from decarbonization. The changing climate, and the shifting market, political, and regulatory conditions that result, are sure to impact both of Casey’s most essential offerings, petroleum-based fuel products and prepared food. Climate-related risk is no different from any other risk factor facing Casey’s. Investors have a right to know if and how our Company is managing these growing risk factors, and Casey’s currently lacks a comprehensive plan to identify and mitigate these risks.

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16 https://www.ceres.org/resources/assessments/food-emissions-50/caseys-general-stores-inc; https://www.sec.gov/Archives/edgar/data/726958/000072695824000046/casy-20240430.htm# p.5

17 https://www.prnewswire.com/news-releases/consumers-say-their-environmental-concerns-are-increasing-due-to-extreme-weather-study-shows-theyre-willing-to-change-behavior-pay-12-more-for-sustainable-products-301985233.html; https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

18 https://www.sec.gov/Archives/edgar/data/726958/000072695824000046/casy-20240430.htm p.8

19 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

20 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/2023/sustainability-report-2023.pdf p.42

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2024 Proxy Memo Casey’s General Stores Inc | Greenhouse Gas Emissions

Although the Company suggests that Scope 1 and Scope 2 GHG emissions reduction targets are under development, there has been no public indication as to the extent of such targets, or their alignment with science-based emissions reduction pathways. More importantly, the Board has been explicit that these targets will not cover Casey’s full value chain emissions, which is expressly requested by the proposal.

3.	Casey’s lags peers in Paris-aligned target-setting.

Casey’s limited GHG emissions disclosures, and lack of a viable plan for remaining successful in a low-carbon future, lag peers and the market overall. Peers that operate in both of Casey’s major product categories, petroleum-based fuel and prepared food, are leading the way by showing investors how they plan to mitigate growing climate related financial risk through climate transition plans and decarbonization targets. The Kroger Co21 and Seven & i Holdings Co22 have both set initial targets to reduce their GHG emissions, and YUM! Brands Inc23 and McDonald’s Corp.24 are leading the way in the prepared food industry by committing to 1.5°C-aligned science-based targets.

Company	Any GHG Reduction Target	1.5°C-Aligned Science-Based GHG Reduction Target
Casey’s General Stores Inc	No	No
McDonald’s Corp	Yes	Yes
YUM! Brands Inc	Yes	Yes
The Kroger Co	Yes	No
Seven & i Holdings Co	Yes	No

For investors analyzing Casey’s degree of exposure to climate-related risks, and its ability to thrive and grow in a low-carbon economy, a robust and well-defined plan for decarbonization, backed by science-based GHG reduction targets, is an essential indicator of success. To meet investor demands related to climate change and to capitalize on the benefits of a decarbonizing economy – and increase long term returns for shareholders, Casey’s should disclose it climate-related goals and transition plans.

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21 https://www.thekrogerco.com/wp-content/uploads/2023/09/Kroger-Co-2023-ESG-Report_Final.pdf p.3

22 https://www.7andi.com/en/sustainability/policy/environment_03.html

23 https://sciencebasedtargets.org/companies-taking-action

24 https://sciencebasedtargets.org/companies-taking-action

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2024 Proxy Memo Casey’s General Stores Inc | Greenhouse Gas Emissions

RESPONSE TO THE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Future Emissions Reduction Targets

Shareholders are pleased to hear the Board’s announcement that Casey’s is still on track to set initial GHG emissions reduction targets. Unfortunately, Casey’s has been clear that the targets in question only cover Scope 1 and Scope 2 emissions, even though Scope 3 emissions from gasoline sales and food and agriculture related emissions are likely to make up the vast majority of Casey’s carbon footprint.25 Scope 1 and 2 emission targets would be insufficient to mitigate the Company’s exposure to climate related risk because the vast majority of Casey’s emissions, and its exposure to climate-related physical, operational, reputational, and competitive risk factors, stem from Casey’s outsize Scope 3, value-chain emissions.

Involvement of the Board and Management in Existing Sustainability Efforts

The Board’s described commitment to “effective oversight of [Casey’s] climate-related risk” is a welcome signal, but it must be paired with disclosure of an actual climate action plan, including a plan to address value chain emissions and mitigate climate-related risk. All the sustainability measures outlined in the Board’s opposition statement are welcomed by shareholders, but do not address the proposal, and do not provide sufficient transparency regarding Casey’s plans to mitigate climate related risk and reduce its overall GHG emissions. Given that Casey’s first and second largest sources of revenue will be impacted by climate change and the market, regulatory, and consumer imperatives that flow from it, our Company must disclose how it plans to effectively respond.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5.

To mitigate its exposure to climate-related financial risk and reduce its contributions to climate change, Casey’s General Stores Inc should disclose how it intends to reduce its full value chain greenhouse gas emissions in alignment with the goals of the Paris Agreement. We urge a vote “FOR” this proposal.

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For questions, please contact Parker Caswell, As You Sow, pcaswell@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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25 https://s2.q4cdn.com/194594550/files/doc_downloads/sustainability/2023/sustainability-report-2023.pdf p.42; https://www.fooddive.com/news/sec-climate-rule-scope-3-emissions-carbon-footprint-pepsico-howgood-tracking/708947/#:

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